

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2019

Randy May
Chief Executive Officer
Ecoark Holdings, Inc.
5899 Preston Road, #505
Frisco, TX 72712

 Re: Ecoark Holdings, Inc.
 Registration Statement on Form S-1
 Filed October 2, 2019
 File No. 333-234037

Dear Mr. May:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

 Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing